UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

Teladoc Health, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87918A105
(CUSIP Number)

Kinnevik AB (publ)

Skeppsbron 18

P.O. Box 2094

SE-103 13 Stockholm, Sweden

+46 8 562 000 00

With copies to:

Darren M. Schweiger

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4575

Facsimile: (212) 701-5575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87918A105

1	Names of Reporting Person Kinnevik AB (publ)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Sweeden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,491,124 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,491,124 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,491,124 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.2% (See item 5)
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87918A105

1	Names of Reporting Person Kinnevik Internet Lux S.a r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Sweeden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,491,124 (See item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,491,124 (See item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,491,124 (See item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.2% (See item 5)
14	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Teladoc Health, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2 Manhattanville Road, Suite 203, Purchase, New York 10577.

Item 2. Identity and Background

This Statement is being filed by Kinnevik AB (publ), an investment company incorporated under the laws of Sweden (“Kinnevik”) and Kinnevik Internet Lux S.a r.l., a Société à responsabilité limitée incorporated under the laws of Luxemburg (“Kinnevik Internet” and, together with Kinnevik, the “Kinnevik Entities” or the “Reporting Persons”). Kinnevik is principally engaged in the business of building digital businesses by working in partnership with talented founders and management teams to create, develop and invest in fast-growing consumer-facing businesses. Kinnevik Internet is a wholly-owned investment vehicle of Kinnevik. The principal executive office of Kinnevik is located at Skeppsbron 18, SE-111 30 Stockholm, Sweden, and the principal executive office of Kinnevik Internet is located at 7 Ave Jean-Pierre Pescatore Luxembourg L-2324 Luxembourg.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of Kinnevik and Kinnevik Internet and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

During the last five years, none of the Kinnevik Entities or, to the knowledge of the Kinnevik Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 30, 2020 (the “Effective Date”), the Issuer and Livongo Health, Inc. (“Livongo”) consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of August 5, 2020 (as amended, the “Merger Agreement”), by and among the Issuer, Livongo and Tempranillo Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which Merger Sub merged with and into Livongo, with Livongo surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”).

As a result of the Merger, each share of Livongo common stock, par value $0.001 per share (“Livongo Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (other than certain shares as set forth in the Merger Agreement) was converted into the right to receive (i) 0.5920 shares of the Common Stock and (ii) $4.24 in cash, without interest. As a result of the Merger, Kinnevik Internet received, in exchange for its 12,653,927 shares of Livongo Common Stock, 7,491,124 shares of Common Stock.

Item 4.  Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intends to review its investment in the Issuer on a continuing basis. The Reporting Persons intend to review from time to time the investment in the Issuer and the Issuer’s business affairs and financial position. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may consider from time to time alternative courses of action. These actions may include: (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Common Stock (collectively, “Securities”) in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. Kinnevik may also determine to transfer the Common Stock owned by Kinnevik Internet to another wholly-owned subsidiary of Kinnevik. In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions. Each of the Reporting Persons may, at any time, review or reconsider its respective position with respect to the Issuer and reserves the right to develop such plans or proposals, including discussing, proposing or taking one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

Effective upon the consummation of the Merger, Christopher Bischoff, Senior Investment Director of Kinnevik, was appointed to the board of directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) – (j) of Item 4 of Schedule 13D.

Item 5: Interest in Securities of the Issuer

(a)-(b) As of October 30, 2020, the Reporting Persons may be deemed to have beneficially owned an aggregate of 7,491,124 shares of Common Stock, representing approximately 5.2% of the outstanding shares of Common Stock (based on the 144,960,748 of shares of Common Stock outstanding as of November 3, 2020), as provided by the Issuer. As of October 30, 2020, Kinnevik Internet was the record and beneficial owner of 7,491,124 shares of Common Stock. Kinnevik, as the sole owner of Kinnevik Internet, may be deemed to be the beneficial owner of the shares of Common Stock held by Kinnevik Internet.

Except for Mr. Bischoff, as of October 30, 2020, none of the individuals listed on Schedule I beneficially owned any shares of Common Stock. As of October 30, 2020, Mr. Bischoff beneficially owned 2,980 shares of Common Stock. Mr. Bischoff held his shares of Common Stock prior to the Merger and continues to hold such shares following the Merger.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of the Common Stock.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected and, to the best knowledge of the Reporting Persons, none of the individuals named in Schedule I has effected any transactions in the shares of Common Stock during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no person other than Kinnevik Internet has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 3 and 4 above is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2020

Kinnevik AB (publ)

By:	/s/ Erika Söderberg Johnson
Name: Erika Söderberg Johnson
Title: Chief Financial Officer

By:	/s/ Mattias Andersson
Name: Mattias Andersson
Title: General Counsel

Kinnevik Internet Lux S.a r.l.

By:	/s/ Anna Lindberger Larsson
Name: Anna Lindberger Larsson
Title: Director

By:	/s/ Réjane Koczorowski
Name: Réjane Koczorowski
Title: Director

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE KINNEVIK ENTITIES

Name	Present Principal Occupation or Employment and Address
KINNEVIK AB (PUBL)
DIRECTORS
Dame Amelia Fawcett (U.S. and UK. Citizen)	Independent Lead Director of State Street Corporation c/o Skeppsbron 18, SE-111 30 Stockholm Sweden
Wilhelm Klingspor (Swedish Citizen)	Chief Executive Officer of Hellekis Säteri c/o Skeppsbron 18, SE-111 30 Stockholm Sweden
Susanna Campbell (Swedish Citizen)

Chairman of Röhnisch Sportswear, Ljung & Sjöberg, and Babyshop Group, Board member of Indutrade, Northvolt and Nalka Invest and Senior Advisor of Norrsken VC

c/o Skeppsbron 18, SE-111 30 Stockholm Sweden

Henrik Poulsen (Danish Citizen)	Director of ISS A/S and the Chief Executive Officer of Ørsted c/o Skeppsbron 18, SE-111 30 Stockholm Sweden
Brian McBride (U.K. Citizen)	Non-executive Chair of Trainline, Wiggle and Standard Life Aberdeen c/o Skeppsbron 18, SE-111 30 Stockholm Sweden
Charlotte Strömberg (Swedish Citizen)	Chairman of Castellum, Vice Chairman of Sofina and Board member of Clas Ohlson and Lindéngruppen AB c/o Skeppsbron 18, SE-111 30 Stockholm Sweden
Cecilia Qvist (Swedish Citizen)	Senior advisor to Spotify Techonology S.A. c/o Skeppsbron 18, SE-111 30 Stockholm Sweden

EXECUTIVE OFFICERS
Georgi Ganev (Swedish Citizen)	Chief Executive Officer of Kinnevik AB Skeppsbron 18, SE-111 30 Stockholm Sweden
Erika Söderberg Johnson (Swedish Citizen)	Chief Financial Officer of Kinnevik AB Skeppsbron 18, SE-111 30 Stockholm Sweden
Chris Bischoff (UK Citizen)	Senior Investment Director of Kinnevik AB Skeppsbron 18, SE-111 30 Stockholm Sweden
Andreas Bernström (Swedish Citizen)	Investment Director of Kinnevik AB Skeppsbron 18, SE-111 30 Stockholm Sweden
Mattias Andersson (Swedish Citizen)	General Counsel of Kinnevik AB Skeppsbron 18, SE-111 30 Stockholm Sweden

Torun Litzén (Swedish Citizen)	Director Corporate Communications of Kinnevik AB Skeppsbron 18, SE-111 30 Stockholm Sweden
Anna Stenberg (Swedish Citizen)	Chief People and Platform Officer of Kinnevik AB Skeppsbron 18, SE-111 30 Stockholm Sweden

Kinnevik Internet Lux S.a r.l.
DIRECTORS
Mikael Holmberg (Swedish Citizen)	Manager of KINNEVIK INTERNET LUX S.A R.L. 7 Ave Jean-Pierre Pescatore Luxembourg L-2324 Luxembourg
Réjane Koczorowski (French Citizen)	Manager of KINNEVIK INTERNET LUX S.A R.L. 7 Ave Jean-Pierre Pescatore Luxembourg L-2324 Luxembourg
Anna Lindberger Larsson (Swedish Citizen)	Finance manager of Kinnevik Skeppsbron 18, SE-111 30 Stockholm Sweden